

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Michael Galai
Chief Legal Officer
Nayax Ltd.
3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel

     Re: Nayax Ltd.
          Amendment No. 1 to Draft Registration Statement on Form 20-F
          Submitted August 22, 2022
          CIK No. 0001901279

Dear Mr. Galai:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted August 22, 2022

Audited Financial Statements as of and for the years ended December 31, 2021, 2020 and 2019
Note 6 - Business combinations and equity method investees
d. Agreements for the acquisition of the shares of Tigapo Ltd., page F-38

1. We note from your response to prior comment 10 of our letter dated March 29, 2022, that Tigapo's board of directors determines Tigapo's policies, approves an annual budget, oversees the activities of the CEO, as well as conducts other actions prescribed by Israeli corporate law. We further note that, despite its control over the board, Nayax cannot unilaterally replace the CEO for any reason other than cause, disability or death, and that Nayax cannot block or substantially limit his managerial decisions. Please address the following:

- Explain to us the tools or mechanisms (e.g., operation of Israeli corporate law) that Nayax has available, through its control over Tigapo's board, to enact or enforce its policies, establish a budget, and oversee the activities of the CEO in the event of a conflict between the CEO and Nayax regarding a relevant activity.
- Considering a hypothetical example where Nayax and the CEO want to allocate different resources toward R&D, explain to us why your control of the board of directors would not result in Nayax having the ability to direct the amount of resources allocated to R&D.
- If a standstill can be reached, explain to us how such a standstill would be resolved.
- If any tools or mechanisms are identified in a. above, describe any factors that would substantively prohibit Nayax from exercising them and how you evaluated such factors in determining you did not have the practical ability to direct the relevant activities of Tigapo.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology